AB Funds

1345 Avenue of the Americas

New York, NY 10105

December 1, 2017

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: David Manion

Re: In the matter of the SEC Filings set forth in Appendix B hereto

Dear Mr. Manion:

Attached as Appendix A are responses to the requests made during your phone conversation with Anna Weigand of Seward & Kissel LLP on October 18, 2017.

If you have any questions regarding our response, please do not hesitate to call me at 914.259.7740.

Sincerely,

/s/ Joseph Mantineo

Joseph Mantineo

Treasurer and Chief Financial

Officer of each Fund

cc:	Phil Kirstein, Senior Officer of the Funds

Mark R. Manley, AllianceBernstein L.P.

Emilie Wrapp, AllianceBernstein L.P.

Eric Freed, AllianceBernstein L.P.

Stephen Laffey, AllianceBernstein L.P.

Vince Noto, AllianceBernstein L.P

Steve Woetzel, AllianceBernstein L.P.

Phyllis Clarke, AllianceBernstein L.P.

Appendix A

Comment #1:

AB Bond Fund, Inc. – AB All Market Real Return Portfolio

We note that the October 31, 2016 financial statements disclose that the Fund is "a diversified portfolio", but that the Prospectus dated January 31, 2017 states that the Fund is "non-diversified". Please clarify this discrepancy and indicate whether the Fund is operating as diversified or non-diversified.

Response #1:

The Registrant confirms that the Fund operates as a non-diversified fund. The sections "Investment Objective and Policies" and "Disclosures and Risks" in the Fund's October 31, 2016 annual report refer to the Fund's non-diversified status, as do those sections and "Note A: Significant Accounting Policies" in the Fund's April 30, 2017 semi-annual report. Therefore, the reference to the Fund as diversified in Note A of the financial statements in the annual report was an isolated error.

Comment #2:

AB International Growth Fund, Inc.

We note that the June 30, 2017 financial statements reflect that 28.8% of the Fund's assets are invested in the financial sector, but that the Prospectus dated November 1, 2016 does not include sector risk in the Fund's disclosures. Please consider including this risk in the Prospectus when a significant portion (i.e., more than 25%) of the Fund's assets are invested in a certain sector.

Response #2:

The Registrant has added "Sector Risk" as a principal risk of the Fund in the October 31, 2017 Prospectus. Because the Adviser employs a "bottom up" approach to investments for the Fund and sector concentrations may vary, it is not appropriate to include risk disclosure relating to any particular sector, including the financial sector.

Comment #3:

AB Variable Product Series Fund, Inc. – AB Global Risk Allocation-Moderate Portfolio

The principal strategies for this Fund state that the Adviser will seek to limit volatility for the Fund to no more than 10% on an annualized basis. Please explain in correspondence how volatility is measured and discuss whether this objective has been achieved.

Response #3:

The Fund's realized volatility is measured using the standard deviation of its daily returns. Based on this measure, the Fund's objective of limiting volatility to no more than 10% has been achieved. For example, the volatility of the Fund's Class A shares for the 12-month period ended October 31, 2017 was 5.87%.

Comment #4:

The AB Portfolios – AB All Market Total Return Portfolio (formerly, AB Balanced Wealth Strategy)

The February 28, 2017 financial statements note significant participation in derivatives transactions and dollar rolls by the Fund. We note that other Funds employing derivatives as an investment strategy have included leverage risk as a principal risk in their disclosures regardless of volume. Please consider including leverage risk as a principal risk for the Fund.

Response #4:

The Registrant does not believe that all funds that employ derivatives as a principal investment strategy should necessarily list leverage risk as a principal risk, as it is possible to make substantial derivatives investments without leverage. In the case of this Fund, however, recent investment policy changes have resulted in leverage risk becoming a principal risk of the Fund, and the Fund's current prospectus and its August 31, 2017 annual report include leverage risk as a principal risk.

Comment #5:

AB Variable Product Series Fund, Inc. – AB Dynamic Asset Allocation Portfolio

We note that commodity risk is included as a principal risk of the Fund, but that the Fund isn't invested in commodities and does not include such investments in its principal strategies. Please consider removing this risk as a principal risk for the Fund as the Fund does not invest in commodities.

Response #5:

The Registrant will remove Commodity Risk as a principal risk when the Fund's prospectus is next updated.

Comment #6:

All Applicable Funds – Risk Disclosures

We note that derivatives risk, and to a lesser extent, foreign (non-U.S.) risk, is shown in the shareholder reports and Prospectuses for certain Funds that do not invest in derivatives or foreign securities. In these instances, these risks do not appear to be principal risks. Please consider removing the risks where they are not principal to the investment style of a Fund (e.g., foreign (non-U.S.) risk for U.S. equity funds).

Response #6:

The Registrants will consider removing derivatives risk and foreign risk as principal risks of the Funds as Fund prospectuses are updated.

Comment #7:

AB Variable Product Series Fund, Inc. – AB Real Estate Investment Portfolio

The Fund's principal strategies and principal risks include disclosure on mortgage-backed securities. We note that the Fund has not invested in mortgage-backed securities during the three most recent fiscal years. Please explain why the current disclosure is appropriate provided that the Fund is not invested in this asset class.

Response #7:

Based on a review of past and anticipated Fund investments, the Registrant will delete the references to mortgage-backed securities and prepayment risk among the Fund's Principal Strategies and Principal Risks when the Fund's prospectus is next updated.

Comment #8:

All Applicable Funds – N-CSR

Are director/trustee fee payables included in the "Accrued expenses [and other liabilities]" line in the Statements of Assets and Liabilities? If so, please explain why the amounts payable to officers, directors/trustees, controlled companies and other affiliates have not been stated separately per Rule 6-04 of Regulation S-X.

Response #8:

The financial statements have historically treated independent directors' fees as amounts payable to non-affiliates and reported such amounts under the "Accrued expenses" line in the Statement of Assets and Liabilities. Upon further review of Rule 6-04 of Regulation S-X, the Registrants will disclose director expenses as a separate line item going forward.

Comment #9:

All Applicable Funds – N-CSR

We note by way of example that Note B of the Notes to Financial Statements for AB Variable Product Series Fund, Inc. – AB Multi-Manager Alternative Strategies Portfolio states that the Fund's management fee is accrued daily and paid monthly. However, we note that the most recent annual and semi-annual reports show significant amounts due from the Adviser. With respect to all applicable Funds, describe in correspondence the frequency that amounts due from the Adviser's account disclosed on the balance sheet are settled. Include in discussion whether the settlement terms of this account are the same as the terms for amounts due to the Adviser's account.

Response #9:

Due to the small asset size of the AB Multi-Manager Alternative Strategies Portfolio and the expense limitation agreement in place between the Fund and Adviser, all advisory fees were being waived and the Adviser was paying most of the Fund's other operating expenses on behalf of the Fund. Under the standard process for the Fund and other very small funds, the Fund accrued estimated operating expenses daily as payables on its books, and recorded the Adviser's anticipated offsetting payments of these expenses as receivables. These expenses are typically paid to the Funds' third-party service providers shortly after invoices are received from those service providers, which may or may not be on a monthly basis. In light of this, at the reporting period end the AB Multi-Manager Alternative Strategies Portfolio had outstanding operating expense payables recorded on its books in the amount of $93,304, and a receivable from the Adviser of $89,103.

Comment #10:

AB Relative Value Fund, Inc. – AB Relative Value Fund

The Fund recorded proceeds of approximately $2.9 million for the year ended October 31, 2016 in connection with a residual distribution from the Alliance Fair Fund relating to the regulatory settlements in 2004. Please discuss in correspondence the accounting and tax treatment of this amount.

Response #10:

From an accounting/GAAP perspective amounts received from the Alliance Fair Fund are booked as miscellaneous capital when, as here, the amount received is not related to a prior investment. From a tax perspective, these payments are treated as income when the amount received is not related to a prior investment.

Comment #11: Refunds for Overbilling of Prior Years' Custody Out of Pocket Fees

Comment #11(a):

AB Variable Product Series Fund, Inc. – AB Intermediate Bond Portfolio

The Fund received a refund for the year ended December 31, 2016 that materially contributed to the Fund's performance. Item 27(b)(7) of Form N-1A requires that an annual report include a discussion of the factors that materially affected a Fund's performance during the most recently completed fiscal year. With respect to the refund referenced in this comment, please explain how the Fund will address this requirement or why it did not.

Response #11(a):

Disclosure about the refund and its effect on Fund performance was included in the December 31, 2017 annual report as a footnote to the performance table on page 4, which is a part of the response to Item 27(b)(7) of Form N-1A. If similar circumstances arise in the future (i.e., the receipt by a Fund of non-investment income in an amount that is material to the Fund's performance for the reporting period), the applicable Registrant will consider addressing the matter in the letter to shareholders.

Comment #11(b):

All Applicable Funds

Please explain the accounting policies that suggest recording these refunds as other income as opposed to custody expenses in the Funds' Statements of Operations.

Response #11(b):

The Registrants treated the refunds as changes in accounting estimates and followed the guidance in ASC 250, Accounting Changes and Error Corrections, in connection therewith. With respect to presentation in the statements of operations, the Registrants considered various presentations and determined that other income would be the most appropriate presentation, in part because the refunds related to multiple fiscal years and would have skewed a Fund's annual expense ratio if offset against the current year's custody expenses.

Comment #11(c):

All Applicable Funds

We note that the refund relates to amounts accrued but unpaid over several year ends. Please explain the determination of amounts accrued and when final payment was received.

Response #11(c):

State Street Bank & Trust Company ("State Street") (the custodian providing the refund) performed the calculation and provided the Registrants with the amounts to be paid to each of the Funds that were billed erroneously for all affected expense categories from 1998-2015. These amounts were reviewed by a third party forensic accountant. State Street also provided the Registrants with a Summary of Methodology and Payment Determination document that details the review performed, the findings, and the process undertaken to correct the situation, including the methodology utilized to determine the amount to be accrued by each Fund. The payments were received by the Funds between October 24, 2016 and August 24, 2017.

Comment #11(d):

AB Bond Fund, Inc. – AB Intermediate Bond Portfolio

We note that the Fund received a refund for overbilling of prior years' custody out of pocket fees of approximately 28 basis points, or $0.03 per share. Please discuss in correspondence the reasons for amounts received by this Fund as compared to the relatively small amounts received by other Funds.

Response #11(d):

Several Funds that had been overcharged were eventually reorganized into the AB Intermediate Bond Portfolio, and this Fund received the refunds payable to all of the merged funds. The Fund's assets (and shares outstanding) declined substantially after the reorganizations, resulting in the large amount of the refund on a per share basis.

Comment #12:

AB Variable Product Series Fund, Inc. – AB International Value Portfolio

We note that the December 31, 2016 financial statements disclose that the Fund incurred immaterial interest expenses. Regulation S-X requires certain disclosures by funds that employ financing. Please explain in correspondence why such disclosure was omitted and please include the disclosure in future financial statements. Please also consider including financing (or leverage) as a principal investment strategy.

Response #12:

Such disclosure was omitted due to the nature of the interest expense (amounts paid to the Fund's custodian for overdrafts on its account) and the immateriality of the amounts paid. It is the AB Funds' policy to include the Regulation S-X disclosure when amounts of this nature are material. Given the immateriality in this case, the Statement of Operations should not have included a separate line item for interest expense.

Comment #13:

AB Bond Fund, Inc. – AB Bond Inflation Strategy

The October 31, 2016 financial statements include disclosure on two reverse repurchase agreements, but do not provide maturity dates for those reverse repurchase agreements or disclosure on how they work. In your correspondence, please explain how these reverse repurchase agreements work and disclose the maturity dates, collateral, and the ability of counterparties to call the instruments.

Response #13:

The two reverse repurchase agreements are "on demand repos" that do not have a fixed maturity date. These repos can be terminated on any day by either party, provided notice is provided before an agreed-upon daily deadline. It is the AB Funds' policy to denote the maturity terms of on demand repos with a footnote in the notes to the financial statements. In the case of the annual report cited by the Staff, such footnote was inadvertently omitted. The type of underlying collateral for the reverse repos is listed immediately after the reverse repurchase agreements table on page 44 of the annual report. Additional narrative disclosure on reverse repurchase agreements can be found under Note D.4 on pages 75-76 of the annual report.

Comment #14: AB Money Market Funds

Comment #14(a):

AB Bond Fund, Inc. – AB Government Reserves Portfolio

We noted that two of the Funds display daily portfolio characteristics on their websites as required. However, no website disclosure was noted for AB Bond Fund, Inc. – AB Government Reserves Portfolio.

Response #14(a):

This Fund was offered to Private Wealth Management clients only, and the daily portfolio characteristics information was located on the AB Funds website under the Private Wealth Management link (under "Investments"). We note that shareholders of the Fund received shares of AB Fixed Income Shares, Inc. – AB Government Money Market Portfolio in a reorganization that was completed on November 10, 2017.

Comment #14(b):

AB Fixed-Income Shares, Inc. – AB Government Money Market Portfolio; AB Government Exchange Reserves; and AB Bond Fund, Inc. – AB Government Reserves Portfolio

We note that none of the Funds' websites have a link to the respective Fund's Form N-MFP filings on the SEC website as required by Rule 2a-7(h)(10)(iv).

Response #14(b):

The links to the Forms N-MFP of the money market funds were included within the schedule of portfolio holdings included on the AB Funds website under the Literature for each such fund.

The link for AB Government Money Market Portfolio (the only money market fund remaining after the reorganization referred to above) has been moved to make it more prominent.

Appendix B

Registrant Name	Series Name	Fiscal Year End
The AB Portfolios	AB Conservative Wealth Strategy	8/31/2016
The AB Portfolios	AB Tax-Managed Conservative Wealth Strategy	8/31/2016
The AB Portfolios	AB All Market Total Return Portfolio	8/31/2016
The AB Portfolios	AB Tax-Managed All Market Income Portfolio	8/31/2016
The AB Portfolios	AB Wealth Appreciation Strategy	8/31/2016
The AB Portfolios	AB Tax-Managed Wealth Appreciation Strategy	8/31/2016
AB Bond Fund, Inc.	AB Intermediate Bond Portfolio	10/31/2016
AB Bond Fund, Inc.	AB Bond Inflation Strategy	10/31/2016
AB Bond Fund, Inc.	AB Municipal Bond Inflation Strategy	10/31/2016
AB Bond Fund, Inc.	AB All Market Real Return Portfolio	10/31/2016
AB Relative Value Fund, Inc.	AB Relative Value Fund, Inc.	10/31/2016
AB Trust	AB Discovery Value Fund	11/30/2016
AB Trust	AB Value Fund	11/30/2016
AB Trust	AB International Value Fund	11/30/2016
AB Global Risk Allocation Fund, Inc.	AB Global Risk Allocation Fund, Inc.	11/30/2016
AB Global Real Estate Investment Fund, Inc.	AB Global Real Estate Investment Fund, Inc.	11/30/2016
AB Equity Income Fund, Inc.	AB Equity Income Fund, Inc.	11/30/2016
AB Core Opportunities Fund, Inc.	AB Core Opportunities Fund, Inc.	11/30/2016
AB Variable Product Series Fund, Inc.	AB International Growth Portfolio	12/31/2016
AB Variable Product Series Fund, Inc.	AB International Value Portfolio	12/31/2016
AB Variable Product Series Fund, Inc.	AB Large Cap Growth Portfolio	12/31/2016
AB Variable Product Series Fund, Inc.	AB Real Estate Investment Portfolio	12/31/2016
AB Variable Product Series Fund, Inc.	AB Small Cap Growth Portfolio	12/31/2016
AB Variable Product Series Fund, Inc.	AB Small/Mid Cap Value Portfolio	12/31/2016
AB Variable Product Series Fund, Inc.	AB Intermediate Bond Portfolio	12/31/2016
AB Variable Product Series Fund, Inc.	AB Value Portfolio	12/31/2016
AB Variable Product Series Fund, Inc.	AB Balanced Wealth Strategy Portfolio	12/31/2016
AB Variable Product Series Fund, Inc.	AB Global Thematic Growth Portfolio	12/31/2016
AB Variable Product Series Fund, Inc.	AB Growth and Income Portfolio	12/31/2016
AB Variable Product Series Fund, Inc.	AB Growth Portfolio	12/31/2016
AB Variable Product Series Fund, Inc.	AB Dynamic Asset Allocation Portfolio	12/31/2016
AB Variable Product Series Fund, Inc.	AB Global Bond Portfolio	12/31/2016
AB Variable Product Series Fund, Inc.	AB Global Risk Allocation - Moderate Portfolio	12/31/2016
AB Variable Product Series Fund, Inc.	AB Multi-Manager Alternative Strategies Portfolio	12/31/2016
AB Cap Fund, Inc.	AB Emerging Markets Multi-Asset Portfolio	3/31/2017
AllianceBernstein Global High Income Fund, Inc.	AllianceBernstein Global High Income Fund, Inc.	3/31/2017
AB Bond Fund, Inc.	AB Government Reserves Portfolio	4/30/2017
AB Government Exchange Reserves	AB Government Exchange Reserves	4/30/2017
AB Fixed-Income Shares, Inc.	AB Government Money Market Portfolio	4/30/2017
AB International Growth Fund, Inc.	AB International Growth Fund, Inc.	6/30/2017
AB Discovery Growth Fund, Inc.	AB Discovery Growth Fund, Inc.	7/31/2017
AB Cap Fund, Inc.	AB Small Cap Growth Portfolio	7/31/2017
AB Large Cap Growth Fund, Inc.	AB Large Cap Growth Fund, Inc.	7/31/2017
The AB Portfolios	AB Growth Fund	7/31/2017